Exhibit 99.1

Akanda Adjourns Shareholder Meeting

Toronto, Ontario, April 7, 2026 – Akanda Corp. (NASDAQ: AKAN) (“Akanda” or the “Company”) today announced that on March 31, 2026, it convened and subsequently adjourned its Special Meeting of Shareholders (the “Meeting”) without transacting any business due to the absence of a quorum.

The Meeting has been adjourned and will be reconvened in person in Toronto, Ontario on Monday, April 27, 2026 at 10:00 a.m. (Eastern Time). The adjournment provides the Company with additional time to solicit proxies from shareholders in order to achieve the required quorum. The location, including the URL for the online simulcast, will remain the same for the adjourned meeting.

A quorum for the transaction of business at the Meeting requires the presence, in person or by proxy, of at least two shareholders holding not less than 10% of the Company’s outstanding shares entitled to vote. As this threshold was not met, no business could be conducted.

The record date for determining shareholders entitled to vote at the reconvened Meeting remains the close of business on February 26, 2026. Shareholders who have already submitted their votes do not need to take any further action, as previously submitted proxies will be voted at the reconvened Meeting unless properly revoked.

The Company strongly encourages all shareholders to vote their shares promptly upon receipt of proxy materials to ensure their participation at the reconvened Meeting.

If you have any questions or require assistance in voting your shares, please contact the Company using the contact information provided below.

About Akanda Corp.

Akanda Corp., through its cannabis subsidiaries with operations in Canada, is dedicated to cultivating and distributing high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

About First Towers & Fiber Corp.

First Towers & Fiber Corp. is a primary operating subsidiary of Akanda, and is an emerging developer of telecommunications infrastructure in Mexico, specializing in cellular tower construction and dark fiber networks. FTF partners with national carriers and technology providers to deliver scalable, reliable, and future-ready connectivity solutions, driving both commercial growth and digital inclusion.

Company Contact

ir@akandacorp.com

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. All statements in this release that are not historical facts are forward-looking statements, including, but not limited to, statements regarding the timing and outcome of the reconvened Meeting, the Company’s ability to obtain a quorum, the solicitation of proxies, and any future plans, objectives, or expectations of the Company.

Forward-looking statements are often identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “forecast,” “project,” “will,” “may,” “should,” “could,” and similar expressions. These statements are based on management’s current expectations and assumptions, including, but not limited to, assumptions regarding shareholder participation, the effectiveness of proxy solicitation efforts, and general business and market conditions.

Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation, the risk that a quorum may not be achieved at the reconvened Meeting, changes in applicable laws or regulations, market conditions, and other risk factors described in the Company’s public filings with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.